UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 18)

POINTER TELOCATION LTD.
(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	M7946T104	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,763,194
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,763,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,763,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.65% (1)
14	TYPE OF REPORTING PERSON: CO

(1)           Based on a number of 5,565,558 Ordinary Shares outstanding as of the date hereof.

2 of 7

CUSIP No.	M7946T104	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,763,194
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,763,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,763,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.65% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 5,565,558 Ordinary Shares outstanding as of the date hereof.

3 of 7

CUSIP No.	M7946T104	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,763,194
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,763,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,763,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.65% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 5,565,558 Ordinary Shares outstanding as of the date hereof.

4 of 7

This Amendment No. 18 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relating to the ordinary shares (the “Ordinary Shares”) of Pointer Telocation Ltd., a corporation existing under the laws of Israel (“Pointer”). The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 4.            Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 23, 2013, DBSI entered into a Rule 10b5-1 Trading Plan pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)  DBSI is the beneficial owner of 2,763,194 Ordinary Shares, constituting 49.65% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 2,763,194 Ordinary Shares. DBSI holds the right to vote its 2,763,194 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

 (c)           The list of all purchases or sales of Ordinary Shares by the Reporting Persons in the last 60 days is hereby amended by adding the following transactions made pursuant to DBSI’s 10b5-1 plan:

(i) On January 6, 2014, DBSI sold 31,200 Ordinary Shares in open market transactions at a weighted average price of $12.05438* per share.

(ii) On January 7, 2014, DBSI sold 18,800 Ordinary Shares in open market transactions at a weighted average price of $12.17883* per share.

(iii) On January 8, 2014, DBSI sold 14,800 Ordinary Shares in open market transactions at a weighted average price of $12.09267* per share.

(iv) On January 10, 2014, DBSI sold 17,100 Ordinary Shares in open market transactions at a weighted average price of $12.23452* per share.

(*) Upon request, the Reporting Person will provide the Staff with full information regarding the number of shares sold at each separate price.

5 of 7

(d)           Not applicable.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

On December 23, 2013, DBSI entered into a 10b5-1 Plan with Oppenheimer. Under the 10b5-1 Plan, beginning on January 6, 2014 and ending on June 30, 2014, Oppenheimer is authorized to sell, on behalf of DBSI, up to an aggregate of 1,354,634 shares, subject to the parameters of the 10b5-1 Plan. All sales under the 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the 10b5-1 Plan and DBSI shall not have any control, influence or authority over sales made pursuant to the 10b5-1 Plan.

Item 7.            Materials to be Filed as Exhibits.

Exhibit 1.         Joint Filing Agreement

6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2014

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2014

By: /s/ Barak Dotan
Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2014

By: /s/ Yossi Ben Shalom
Name: Yossi Ben Shalom

7 of 7